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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

            [ X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

                                                       SEC FILE NUMBER:  0_20033

CUSIP NUMBER:  03072A 0 4For Period Ended: December 31, 1999

[  ] Transition Report on Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-QSB
[  ] Transition Report on Form N-SAR

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


Part I - Registrant Information

Full Name of Registrant                      AmeriResource Technologies, Inc.

Former Name if Applicable                    N/A

Address of Principal Executive Office:       1881 Hicks Road, #C
                                             Rolling Meadows, IL 60008


Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report,  semiannual report,  transition report on Form 10-K, Form 2-F, 11-F, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         During the fiscal year ended December 31, 1999, the Company relocated its corporate offices. Due to this relocation and clerical, staffing, and other related time constraints, the registrant is unable to obtain and consolidate the detailed financial results of each of its newly acquired operating divisions or subsidiaries in a timely manner. The Company intends to file the prescribed report within the allowed extension period.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

               Delmar Janovec        President         (847) 221-2802
               ------------------------------------------------------
               (Name)                     (Title)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                             (X) Yes  (  )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             (  ) Yes  (X) No

         If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        AmeriResources Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in Charter)

         has   caused  this  notification  to be  signed  on its  behalf  by the undersigned thereunto duly authorized.


                                           /s/ Delmar Janovec
                                        By:-----------------------
Date:     March 17, 2000                Name:  Delmar Janovec
         ------------------             Title: President